November 17, 2021


Via U.S. Mail

John Lamont Thompson
161 Montgomery St. #2
Pawtucket, RI 02860

                       Re:    John Lamont Thompson WHFIT
                              File No. 811-23629

Dear Mr. Thompson:

        On January 8, 2021 you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act. In that filing you stated
you were    unable to determine full classification as a WHFIT/NMWHFIT, with
accuracy    and
that you would amend the filing to state the    correct classification after
review and evaluation of
the trust assets.

       On October 22, 2021 you filed a Form N-2 that was missing substantially all of the information required by that form. Based on our prior conversations with you, we believe you should either withdraw your registration statement or amend it to provide substantive and accurate responses to its item requirements. We also believe you should consult with a lawyer.

        Your current filings are materially deficient. As a result of the missing disclosure you
should not deem yourself a    registered    investment company and we do not
believe investors
should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter publicly until you have withdrawn or filed an amendment that complies in all material respects with the federal securities laws.

       If you have any questions you may contact our office at (202) 551-6921.

                                                 Sincerely,


                                                 Disclosure Review and
Accounting Office